Exhibit 99.3

April 3, 2011
New Gold Inc. Suite 3110, 666 Burrard Street Vancouver, British Columbia V6C 2X8
Dear Sirs/Mesdames:
Re: Arrangement Agreement dated April 3, 2011 between New Gold Inc. and Richfield Ventures Corp. – Disclosure Letter
This letter, together with the attached schedules, constitutes the Target Disclosure Letter referred to and defined in the arrangement agreement (the “Arrangement Agreement”) between New Gold Inc. (the “Purchaser”) and Richfield Ventures Corp. (“Target” or “Richfield”) dated as of the date hereof.

The purpose of the Target Disclosure Letter is to disclose to the Purchaser in the attached schedules the qualifications, modifications or exceptions to certain representations, warranties and covenants of Richfield contained in the Arrangement Agreement.  The Target Disclosure Letter constitutes an integral part of the Arrangement Agreement.

The numbering of the attached schedules corresponds to the same section in Schedule 2 of the Arrangement Agreement. For greater clarity, any introductory language and headings in the Target Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Arrangement Agreement. Information disclosed in any schedule of the Target Disclosure Letter shall be deemed disclosed with respect to such other sections or subsections of the Arrangement Agreement or the Target Disclosure Letter to which such written information, on its face, would obviously pertain in light of the form and substance of the disclosure made.

No item in the Target Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in the Target Disclosure Letter constitutes an admission of any liability or obligation of Richfield to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right. The Target Disclosure Letter is qualified in its entirety by reference to the provisions of the Arrangement Agreement, and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Arrangement Agreement. The inclusion of any item in this letter shall not be construed as an admission or opinion by Target of the materiality of such item.

This letter is deemed to include the following, all of which are to be regarded as having been disclosed to the Purchaser:

1. all matters contained or referred to in this letter and in any document annexed to or referred to in this letter and all matters apparent from the information disclosed in this letter or in any document annexed to or referred to herein; and

2. all matters and documents contained or referred to in the Arrangement Agreement (including the Schedules attached thereto) or any document which may be entered into or executed and delivered between the parties pursuant to the Arrangement Agreement and the transactions contemplated therein.

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All capitalized terms used in this Target Disclosure Letter shall have the meanings attributed thereto in the Arrangement Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, are to Canadian dollars. The Target Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Yours truly,
RICHFIELD VENTURES CORP. Per: “Peter Bernier” Peter Bernier President and Chief Executive Officer
We hereby acknowledge receipt and accept the contents of this letter this 3rd day of April, 2011.
NEW GOLD INC.
Per:           “Brian Penny”
Name:  Brian Penny
Title:    Executive Vice President,
            Chief Financial Officer

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SCHEDULE (C)
CAPITALIZATION

1. Richfield has an authorized share capital consisting of an unlimited number of Target Shares without par value and an unlimited number of preferred shares without par value (the “Target Preferred Shares”);

2. As of the close of business on April 1, 2011, Richfield has an aggregate 43,415,551 Target Shares issued and outstanding and no Target Preferred Shares issued and outstanding (on an undiluted basis);

3. Reference is made to the summary of issued and outstanding Target Options and Target Warrants entitling the holder(s) thereof to purchase additional Target Shares in the attached Appendix 1 hereto; and

4. With respect to any outstanding Target Options which will not be fully vested before the Effective Time, subject to regulatory approval, Richfield will cause the vesting of such Target Options to be accelerated and to therefore be fully vested prior to the Effective Time.

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APPENDIX 1 TO SCHEDULE C
SUMMARY OF TARGET OPTIONS AND TARGET WARRANTS
Outstanding Target Options as of April 1, 2011

	Number of Target Options Held
Optionee	Options with an exercise price of $0.17 per share and an expiry date of August 27, 2014	Options with an exercise price of $1.25 per share and an expiry date of December 22, 2014	Options with an exercise price of $2.70 per share and an expiry date of September 20, 2015	Options with an exercise price of $3.00 per share and an expiry date of November 15, 2015	Options with an exercise price of $4.00 per share and an expiry date of January 20, 2016	Options with an exercise price of $4.80 per share and an expiry date of February 14, 2016	Options with an exercise price of $5.30 per share and an expiry date of February 24, 2016
Peter Bernier, CEO, President and Director	67,500	473,825	-	-	-	-	-
Dirk Tempelman-Kluit, VP of Exploration and Director	57,500	225,000	-	-	-	-	-
Susanne Bonn, CFO	57,500	100,000	-	-	-	-	-
Raymond Fortier, Director	50,000	325,000	-	-	-	-	-
Victor Harwardt, Director	75,000	100,000	-	-	-	-	-
Lindsay Bottomer, Director	-	100,000	-	-	-	-	-
Gary Floyd, Corporate Secretary	25,000	75,000	-	-	-	-	-
Robert Pease, Director	-	-	400,000	-	-	-	-
[Redacted – Name of Consultant]	-	37,500	-	-	-	-	-
[Redacted – Name of Consultant]	-	25,000	-	-	-	-	-
[Redacted – Name of Consultant]	-	-	-	200,000	-	-	-

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[Redacted – Name of Consultant]	-	-	-	-	50,000	-	-
[Redacted – Name of Consultant]	-	-	-	-	50,000	-	-
[Redacted – Name of Consultant]	-	200,000	-	-	-	-	-
[Redacted – Name of Consultant]	-	75,000	50,000	-	-	-	-
[Redacted – Name of Employee]	-	150,000	-	-	-	-	-
[Redacted – Name of Employee]	-	-	-	-	-	-	-
[Redacted – Name of Employee]	-	50,000	-	-	-	-	-
[Redacted – Name of Employee]	-	-	50,000	-	-	-	-
[Redacted – Name of Employee]	-	-	50,000	-	-	-	-
[Redacted – Name of Employee]	-	-	-	50,000	-	-	-
[Redacted – Name of Employee]	-	-	-	-	-	75,000	-
[Redacted – Name of Employee]	-	-	-	-	-	40,000	-
[Redacted – Name of Employee]	-		-	-	-	30,000	-
[Redacted – Name of Employee]	-	-	-	-	-	20,000	-
[Redacted – Name of Employee]	-	-	-	-	-	-	10,114
Total	332,500	1,936,325	550,000	250,000	100,000	165,000	10,114

Aggregate Target Options outstanding as at April 1, 2011: 3,343,939.

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Outstanding Target A-Warrants and Target B-Warrants as of April 1, 2011

	Exercise Price	Expiry Date	Reference
Number of Target A-Warrants Outstanding
5,063 Warrants comprised in Units issued to certain Finders	$0.251	September 11, 20112	Non-Brokered Private Placement (September, 2009)
1,510,805 Warrants comprised in Units	$1.50	December 14, 20113	Brokered and Non-Brokered Private Placement (December, 2009)
503,907 Warrants comprised in Flow-Through Units	$1.50	December 14, 20113	Brokered and Non-Brokered Private Placement (December, 2009)
12,343 Finder’s Warrants issued to the certain Finders	$1.50	December 14, 20113	Brokered and Non-Brokered Private Placement (December, 2009)
3,774,249 Warrants and Warrants comprised in Finders’ Fee Units issued to certain Finders	$2.50	March 17, 20124	Non-brokered Private Placement (September, 2010)
Number of Target B-Warrants Outstanding
412,539 Finders’ Warrants issued to certain Finders	$2.00	March 17, 2012	Non-brokered Private Placement (September, 2010)

Notes:
(1) The exercise price of these Warrants is $0.17 per common share until 4:00 pm (Pacific Time) on September 11, 2010 and thereafter $0.25 until 4:00 pm (Pacific Time) on September 11, 2011.
(2) Subject to abridgement on the occurrence of a trigger event. A trigger event shall occur if on any day during the exercise period of the Warrants volume-weighted average trading price of the common shares on the TSX Venture Exchange (or such other exchange on which the Common Shares may be listed) is greater than double the applicable Warrant exercise price for a period of 20 consecutive trading days. The occurrence of a trigger event entitles Richfield, on written notice to the holders, to abridge the exercise period to an expiry date which is 30 days following notice.

(3) Subject to abridgement on the occurrence of a trigger event. A trigger event shall occur if on any day during the exercise period of the Warrants the twenty-day volume weighted average trading price of Richfield’s Common Shares on the TSX Venture Exchange exceeds $2.00 per share. The occurrence of a trigger event entitles Richfield, on written notice to the holders, to abridge the exercise period to an expiry date which is 30 days following notice.

(4) Subject to abridgement on the occurrence of a trigger event. A trigger event shall occur if on any day during the exercise period of the Warrants the twenty-day volume weighted average trading price of Richfield’s Common Shares on the TSX Venture Exchange exceeds $2.75 per share. The occurrence of a trigger event entitles Richfield, on written notice to the holders, to abridge the exercise period to an expiry date which is 30 days following notice.

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SCHEDULE (E)
NO VIOLATION
Richfield’s representation in paragraph (e) of Schedule 2 of the Arrangement Agreement is subject to the following agreements (collectively, the “Executive Employment Agreements”) and, without limiting the foregoing, the respective provisions therein:

1. Executive Employment Agreement dated effective January 1, 2011 between Richfield and Peter Bernier, the Chief Executive Officer; and §4.1 to §4.9 thereto;
2. Executive Employment Agreement dated effective January 1, 2011 between Richfield and Susanne Bonn, the Chief Financial Officer; and §4.1 to §4.9 thereto; and
3. Executive Employment Agreement dated effective January 1, 2011 between Richfield and Dirk Tempelman-Kluit, the Vice President of Exploration; and §4.1 to §4.9 thereto.

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SCHEDULE (J)
NO UNDISCLOSED LIABILITIES
Richfield’s representation in paragraph (j) of Schedule 2 of the Arrangement Agreement is subject to the Indemnification Agreements dated effective September 16, 2010 (or November 2, 2010, as applicable) entered into by Richfield with each of its directors and officers (the “Director and Officer Indemnification Agreements”).

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SCHEDULE (K)
ABSENCE OF CHANGES
Richfield’s representation in paragraph (k) of Schedule 2 of the Arrangement Agreement is subject to the following:
1. The Executive Employment Agreements referred to in Schedule (E);
2. The Director and Officer Indemnification Agreements referred to in Schedule (J); and
3. The Engagement Letter between Richfield and National Bank Financial Inc. dated February 3, 2011 (the “NBF Engagement Letter”).

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SCHEDULE (L)
MATERIAL CONTRACTS
Reference is made to the following documents and agreements:
1. All mineral option agreements and other related agreements referred to in Schedule (R);
2. The Executive Employment Agreements referred to in Schedule (E);
3. The Director and Officer Indemnification Agreements referred to in Schedule (J);
4. The NBF Engagement Letter referred to in Schedule (K);

5. Effective February 1, 2011, Richfield and Silver Quest Resources Ltd. entered into an Option and Joint Venture Agreement (the “Joint Venture Agreement”) in connection with the formation of a joint venture to explore, develop and, if warranted, operate a mine on the Blackwater Concessions;

6. The following engineering consulting agreements (collectively, the “Engineering Consulting Agreements”):
(a) Consulting Agreement dated September 20, 2010 with [Redacted – Name of Engineering Consultant];
(b) Consulting Agreement dated November 15, 2010 with [Redacted – Name of Engineering Consultant];
(c) Consulting Agreement dated November 16, 2010 with [Redacted – Name of Engineering Consultant];
(d) Consulting Agreement dated December 21, 2009 with [Redacted – Name of Engineering Consultant];
(e) Agreement for Consulting Services dated December 3, 2010 with [Redacted – Name of Engineering Consultant];
(f) Services Agreements with [Redacted – Name of Engineering Consultant]:
(i) Phase 1 Engineering Support dated December 1, 2010, and
(ii) Geotechnical and Hydrological Support dated January 11, 2011;

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(g) Preliminary Metallurgical Testing Agreement with [Redacted – Name of Engineering Consultant]:
(i) Proposal letter dated January 14, 2011 from [Redacted – Name of Engineering Consultant], and
(ii) Acceptance email dated January 17, 2011 from Peter Bernier;
(h) Professional Services Agreement dated January 25, 2011 with [Redacted – Name of Engineering Consultant];
(i) Mine engineering support agreement with [Redacted – Name of Engineering Consultant]
(i) Proposal letter dated January 27, 2011 from [Redacted – Name of Engineering Consultant], and
(ii) Acceptance email dated February 2, 2011 from Peter Bernier; and
(j) Blackwater Gold Preliminary Economic Assessment consulting agreement dated February 3, 2011 with [Redacted – Name of Engineering Consultant].

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SCHEDULE (R)
PROPERTY
Lands
Blackwater does not have any Lands.
Concessions
Reference is made to the following documents and agreements in respect to each of the Concessions.
Blackwater Concessions
Collectively, the “Blackwater Concessions” are comprised of (i) certain mineral tenures, listed in Appendix 1 attached hereto, of which Richfield holds a 100% interest and (ii) certain mineral tenures, of which Richfield has acquired an interest in, pursuant to the Blackwater Option Agreements (defined below).

The following are mineral property option agreements, entered into by Richfield as the optionee, pursuant to which Richfield has acquired an interest to certain Blackwater Concessions (collectively, the “Blackwater Option Agreements”):

1. Davidson Option Agreement between Richfield and Silver Quest Resources Ltd. dated March 18, 2009 with respect to an initial 75% interest in tenure numbers 503050, 509273, 509274 and 509275 (“Davidson Option Agreement”);

2. Dave Option Agreement between Richfield and [Redacted – Private 3rd Party Optionors] dated May 8, 2009 with respect to a 100% interest in mineral tenure number 515809 (“Dave Option Agreement”);

3. Jarrit Option Agreement between Richfield and [Redacted – Private 3rd Party Optionors] dated October 13, 2009 with respect to a 100% interest in mineral tenure number 515810 (“Jarrit Option Agreement”); and

4. JR Option Agreement between Richfield and [Redacted – Private 3rd Party Optionors] dated January 13, 2011 with respect to a 100% interest in mineral tenure numbers 637203, 637205 and 637206 (“JR Option Agreement”).

Richfield has fully exercised its option under each of the Blackwater Option Agreements to acquire its interest in the respective mineral tenures comprising the Blackwater Concessions. Richfield’s interest in the Blackwater Concessions which were the subject of the Davidson Option Agreement is now governed by the Joint Venture Agreement, as described above.

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Other Nechalko Basin Tenures
Richfield holds a 100% interest in certain mineral tenures (“Other Tenures”) located in the Nechalko Basin that are not in a contiguous block with the Blackwater Concessions tenures, as set out in Appendix 2 attached hereto.

Mouse Mountain & Surrounding Property
Richfield holds a 100% interest in certain mineral tenures known as the “Mouse Mountain Property” or surrounding property, located in the Cariboo Mining District of British Columbia, as set out in Appendix 2 attached hereto.

Moustique / G-South Property
Richfield holds a 100% interest in certain mineral tenures known as the “Moustique Property” or “G-South Property”, located in the Cariboo Mining District, British Columbia, as set out in Appendix 2 attached hereto.

Together, the Blackwater Concessions, Other Tenures, Mouse Mountain Property, Moustique Property and the G-South Property are referred to as the Concessions.
Royalties
The following are current outstanding royalties (the “Royalties”) on the Concessions:
1. 1% diluted interest NSR pursuant to the Joint Venture Agreement;
2. 2.5% NSR, which may be reduced to 1.5% upon payment by Richfield of $1,000,000, pursuant to the Dave Option Agreement, with respect to mineral tenure number 515809;
3. 2% NSR, which may be reduced to 1% upon payment by Richfield of $1,200,000, pursuant to the Jarrit Option Agreement, with respect to mineral tenure number 515810;
4. 3% NSR, which may be reduced to 1% upon payment by Richfield of $1,000,000, pursuant to the JR Option Agreement, with respect to mineral tenure numbers 637203, 637205 and 637206; and

5. 2% NSR in respect of three tenures pursuant to the Blackwater-Davidson Property Sale and Purchase Agreement between West Range Exploration Ltd. and Southern Rio Resources Ltd. dated April 7, 2005, which may be purchased in its entirety for $2,000,000.

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APPENDIX 1 TO SCHEDULE (R)
BLACKWATER CONCESSIONS

MINERAL TENURE #	NAME	DATE OF ISSUANCE	REGISTERED HOLDER	INTEREST HELD BY TARGET
602167	BWD	05-Apr-09	Richfield Ventures Corp.	100%
602168	BWD2	05-Apr-09	Richfield Ventures Corp.	100%
607194	BLACKWATER 2	08-Jul-09	Richfield Ventures Corp.	100%
607195	BLACKWATER 1	08-Jul-09	Richfield Ventures Corp.	100%
630903	BW1	09-Sep-09	Richfield Ventures Corp.	100%
630944	BW2	09-Sep-09	Richfield Ventures Corp.	100%
630963	BW3	09-Sep-09	Richfield Ventures Corp.	100%
630983	BW4	09-Sep-09	Richfield Ventures Corp.	100%
630984	BW5	09-Sep-09	Richfield Ventures Corp.	100%
631003	BW6	09-Sep-09	Richfield Ventures Corp.	100%
631024	BW7	09-Sep-09	Richfield Ventures Corp.	100%
631043	BW8	09-Sep-09	Richfield Ventures Corp.	100%
636583	KASSY 1	18-Sep-09	Richfield Ventures Corp.	100%
636603	KASSY 2	18-Sep-09	Richfield Ventures Corp.	100%
636604	KASSY 3	18-Sep-09	Richfield Ventures Corp.	100%
636623	KASSY 4	18-Sep-09	Richfield Ventures Corp.	100%
636643	KASSY 5	18-Sep-09	Richfield Ventures Corp.	100%
636644	KASSY 6	18-Sep-09	Richfield Ventures Corp.	100%
636663	KASSY 7	18-Sep-09	Richfield Ventures Corp.	100%
636683	RIGHT STUFF 1	18-Sep-09	Richfield Ventures Corp.	100%
636684	RIGHT STUFF 2	18-Sep-09	Richfield Ventures Corp.	100%
636703	RIGHT STUFF 3	18-Sep-09	Richfield Ventures Corp.	100%
636723	RIGHT STUFF 4	18-Sep-09	Richfield Ventures Corp.	100%

636724	RIGHT STUFF	18-Sep-09	Richfield Ventures Corp.	100%
636725	RIGHT STUFF 6	18-Sep-09	Richfield Ventures Corp.	100%
636727	RIGHT STUFF 7	18-Sep-09	Richfield Ventures Corp.	100%
636743	RIGHT STUFF 8	18-Sep-09	Richfield Ventures Corp.	100%
636763	RIGHT STUFF 9	18-Sep-09	Richfield Ventures Corp.	100%
636764	RIGHT STUFF 10	18-Sep-09	Richfield Ventures Corp.	100%
636765	RIGHT STUFF 11	18-Sep-09	Richfield Ventures Corp.	100%
636766	RIGHT STUFF 12	18-Sep-09	Richfield Ventures Corp.	100%
636767	RIGHT STUFF 13	18-Sep-09	Richfield Ventures Corp.	100%
642043	BW	27-Sep-09	Richfield Ventures Corp.	100%
642063	BW 2	27-Sep-09	Richfield Ventures Corp.	100%
642064	BW3	27-Sep-09	Richfield Ventures Corp.	100%
834371	DAVIDSON	27-Sep-10	Richfield Ventures Corp.	100%
834948		03-Oct-10	Richfield Ventures Corp.	100%
835005		04-Oct-10	Richfield Ventures Corp.	100%
835009		04-Oct-10	Richfield Ventures Corp.	100%
835011		04-Oct-10	Richfield Ventures Corp.	100%
835012		04-Oct-10	Richfield Ventures Corp.	100%
835013		04-Oct-10	Richfield Ventures Corp.	100%
835016		04-Oct-10	Richfield Ventures Corp.	100%
835019		04-Oct-10	Richfield Ventures Corp.	100%
835020		04-Oct-10	Richfield Ventures Corp.	100%
835021	BW WEST	04-Oct-10	Richfield Ventures Corp.	100%
835022	BW WEST 2	04-Oct-10	Richfield Ventures Corp.	100%
835023		04-Oct-10	Richfield Ventures Corp.	100%
835025	BW WEST2	04-Oct-10	Richfield Ventures Corp.	100%

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APPENDIX 2 TO SCHEDULE (R)
“OTHER PROPERTY” MINERAL TENURES NOT SUBJECT TO OPTION AGREEMENTS

PROPERTY NAME REFERENCE	CLAIM #	NAME	DATE OF ISSUANCE	REGISTERED HOLDER	INTEREST HELD BY COMPANY
Mouse Mountain	506276	AHBAU Mag	08-Feb-05	Richfield Ventures Corp.	100%
Moustique / G-South	506278	AHBAU MAG	08-Feb-05	Richfield Ventures Corp.	100%
Mouse Mountain	506307	ATIS SOUTH	08-Feb-05	Richfield Ventures Corp.	100%
Mouse Mountain	517425		12-Jul-05	Richfield Ventures Corp.	100%
Mouse Mountain	517438		12-Jul-05	Richfield Ventures Corp.	100%
Mouse Mountain	517440		12-Jul-05	Richfield Ventures Corp.	100%
Mouse Mountain	517612		13-Jul-05	Richfield Ventures Corp.	100%
Mouse Mountain	517613	AHBAU MAG	13-Jul-05	Richfield Ventures Corp.	100%
Mouse Mountain	517616	ATIS	13-Jul-05	Richfield Ventures Corp.	100%
Moustique / G-South	518221	AHBAU EAST	25-Jul-05	Richfield Ventures Corp.	100%
Moustique / G-South	518223	MAG SOUTH	25-Jul-05	Richfield Ventures Corp.	100%
Moustique / G-South	518224	MAG WEST	25-Jul-05	Richfield Ventures Corp.	100%

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Mouse Mountain	518617	RUSTY ANT NORTH	02-Aug-05	Richfield Ventures Corp.	100%
Mouse Mountain	518623	CHIP EAST	02-Aug-05	Richfield Ventures Corp.	100%
Moustique / G-South	520737	CINEMA WEST	03-Oct-05	Richfield Ventures Corp.	100%
Mouse Mountain	523986	AHBAU TARGET	16-Dec-05	Richfield Ventures Corp.	100%
Mouse Mountain	524078	LOCAL SOURCE	20-Dec-05	Richfield Ventures Corp.	100%
Mouse Mountain	524079	THE BIG ONE	20-Dec-05	Richfield Ventures Corp.	100%
Mouse Mountain	524080	STRIKE	20-Dec-05	Richfield Ventures Corp.	100%
Mouse Mountain	527440	THRUST	11-Feb-06	Richfield Ventures Corp.	100%
Mouse Mountain	527445	GOLDEN SLAB	11-Feb-06	Richfield Ventures Corp.	100%
Mouse Mountain	528303	AHBAU TARGET	15-Feb-06	Richfield Ventures Corp.	100%
Mouse Mountain	528307	AHBAU TARGET	15-Feb-06	Richfield Ventures Corp.	100%
Mouse Mountain	528326	CINEMA NORTH	15-Feb-06	Richfield Ventures Corp.	100%
Moustique / G-South	528328	CINEMA WEST	15-Feb-06	Richfield Ventures Corp.	100%
Mouse Mountain	536267	MOUSE MOUNTAIN	26-Jun-06	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	642603	TOP LAKE	28-Sep-09	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	643323	TOP	29-Sep-09	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	675543	HOLY CABIN1	27-Nov-09	Richfield Ventures Corp.	100%

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Other Nechalko Basin Tenures	705593	HOLY CABIN6	05-Feb-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	706947	HOLY CABIN7	23-Feb-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752442	CABIN EAST1	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752462	CABIN EAST2	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752482	CABIN EAST3	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752502	CABIN EAST4	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752522	CABIN EAST5	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	752542	CABIN EAST6	19-Apr-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	768962	NORTH SNAG1	06-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	768982	NORTH SNAG2	06-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	773622	NEL1	14-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	773642	NEL2	14-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	774022	NEL3	15-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	774042	NEL4	15-May-10	Richfield Ventures Corp.	100%
Other Nechalko Basin Tenures	774062	NEL5	15-May-10	Richfield Ventures Corp.	100%

Exhibit 99.3

SCHEDULE (T)
ENVIRONMENTAL MATTERS
Richfield’s representation in paragraph (t) of Schedule 2 of the Arrangement Agreement is subject to the comments and orders contained in the Report of Inspector of Mines dated December 16, 2010, in respect to Mine Number [Redacted – Mine Number] and Permit Number [Redacted – Permit Number], issued by the Ministry of Natural Resource Operations.

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SCHEDULE (U)
INSURANCE
Reference is made the following insurance policy of Richfield:
• Business Insurance Policy dated effective March 1, 2011 (Insurer: Insurer Johnston Meier Insurance Agencies Group)

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SCHEDULE (W)
BROKERS
Reference is made to the NBF Engagement Letter referred to in Schedule (K), which sets the fees and expenses payable to National Bank Financial Inc. in connection with the Transaction (as defined therein)